Exhibit 99.2

Explanation of Responses, Footnote 2:

Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,366,636 shares of common stock of Marvel Entertainment, Inc. (“Common Stock”), and he holds an option (not yet exercisable) to acquire an additional 514,354 shares of Common Stock.

Mr. Perlmutter directly owns:

(i)	206,355 currently outstanding shares of Common Stock.

(ii)	Options granted on May 4, 2004 for the purchase of 500,000 shares of Common Stock. These options are exercisable as of the date of this filing.

(iii)	Options granted on March 2, 2009 for the purchase of 514,354 shares of Common Stock. One-third of these options are scheduled to become exercisable on each of March 2, 2010, March 2, 2011, and March 2, 2012.

Indirectly, Mr. Perlmutter may be deemed to beneficially own an additional 28,660,281 shares of Common Stock owned directly or indirectly by the Isaac Perlmutter Trust 01/28/1993, a Florida revocable trust (the “Perlmutter Trust”).

The Perlmutter Trust is the sole stockholder of Object Trading Corp. and Zib, Inc. Object Trading Corp. and Zib, Inc. are Florida corporations.

The Perlmutter Trust directly owns 10,342,956 shares of Common Stock.

Indirectly, the Perlmutter Trust may be deemed to beneficially own an additional 14,622,680 and 3,694,645 shares of Common Stock owned directly by Object Trading Corp. and Zib, Inc. respectively.